SECURITIES AND EXCHANGE COMMISSION

14040861

SEC Mail Processing Section

JUN 02 2014

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12140

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/13 (MM/DD/YY) AND ENDING 03/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BISHOP ROSEN & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Broadway
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Wiesel 212-602-0689
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RBSM LLP
(Name – *if individual, state last, first, middle name*)

805 Third Avenue, 9th Floor	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6/4/14

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, Robert Rosen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bishop Rosen & Co., Inc., as of March 31, 2014, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

THOMAS MURPHY
Notary Public, State of New York
No. 01MU6028912
Qualified in New York County
Commission Expires: August 9, 2017

Notary Public

Signature

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RBSM LLP
Accountants & Advisors

805 Third Avenue
9th Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

Independent Auditors' Report

The Board of Directors and Stockholders of
Bishop, Rosen & Co., Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Bishop, Rosen & Co., Inc. (the "Company") as of March 31, 2014, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the Commodity Futures Trading Commission Regulation 1.10, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bishop, Rosen & Co., Inc. as of March 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

RBSM LLP

New York, NY
May 27, 2014

Bishop, Rosen & Co., Inc.
Statement of Financial Condition
March 31, 2014

Cash and cash equivalents	$	629,796
Restricted cash - clearing accounts		261,053
Due from clearing firm		277,394
Other receivables		15,231
Prepaid expenses		72,234
Marketable securities		1,446,776
Property and equipment, net		53,637
Deposits		117,401
Total assets	$	2,873,522

Liabilities and Stockholders' Equity

Liabilities:		
Accounts payable and accrued expenses	$	47,368
Accrued commissions and compensation		670,623
Due to clearing firm		499,690
Loan payable		49,997
Total liabilities		1,267,678
Stockholders' equity:		
Preferred stock, $1.00 par value; 180,000 shares authorized, 180,000 shares issued and outstanding (liquidation valuation $180,000)		180,000
Common stock, $0.10 par value; 52,800 shares authorized, 15,215 shares issued and outstanding		1,521
Additional paid-in capital		397,518
Retained earnings		1,573,781
Treasury stock - at cost		(546,976)
Total stockholders' equity		1,605,844
Total liabilities and stockholders' equity	$	2,873,522

See accompanying notes to financial statements

Bishop, Rosen & Co., Inc.
Statement of Operations
Year ended March 31, 2014

Revenue:	
Commissions	$ 7,114,162
Syndicate fees	51,318
Net realized gain on the sale of marketable securities	921,942
Net unrealized loss on marketbale securities	(28,893)
Interest and dividends	744,786
Total revenue	8,803,315
Expenses:	
Compensation and benefits	6,404,027
Clearing and floor brokerage	470,765
Occupancy and utilities	579,368
Marketing and data access fees	238,488
Professional fees	91,802
Insurance	74,360
Office expenses and supplies	191,544
Depreciation and amortization	20,940
Travel and entertainment	183,977
Dues, subscriptions and fees	49,175
Other expenses	200,689
Total expenses	8,505,135
Net income before income taxes	298,180
Income tax expense	–
Net income	$ 298,180

See accompanying notes to financial statements

Bishop, Rosen & Co., Inc.
Statement of Changes in Stockholders' Equity
Year ended March 31, 2014

	Preferred stock - Shares		Preferred stock - Par Value ($1.00)	Common stock - Shares		Common stock - Par Value ($0.10)		Additional Paid-in Capital		Retained Earnings		Treasury Stock		Stockholders' Equity
Balance at March 31, 2013	180,000	$	180,000	15,215	$	1,521	$	397,518	$	1,275,601	$	(546,976)	$	1,307,664
Net income	-		-	-		-		-		298,180		-		298,180
Balance at March 31, 2014	180,000	$	180,000	15,215	$	1,521	$	397,518	$	1,573,781	$	(546,976)	$	1,605,844

See accompanying notes to financial statements

Bishop, Rosen & Co., Inc.
Statement of Cash Flows
Year ended March 31, 2014

Cash flows from operating activities:		
Net income	$	298,180
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		20,940
(Increase) decrease in operating assets:		
Due from clearing firm		(46,847)
Other receivables		25,379
Prepaid expenses		(18,209)
Marketable securities		(395,425)
Tax refund receivable		27,589
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		(7,817)
Accrued commissions and compensation		189,810
Due to clearing firm		(14,903)
Net cash provided by operating activities		78,697
Cash flows from investing activities:		
Purchase of property and equipment		(37,662)
Restricted cash - clearing account		(64)
Net cash used in investing activities		(37,726)
Net increase in cash and cash equivalents		40,971
Cash and cash equivalents at beginning of year		588,825
Cash and cash equivalents at end of year	$	629,796
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$	9,000
Income taxes	$	4,391

See accompanying notes to financial statements

Bishop, Rosen & Co., Inc.
Notes to Financial Statements
Year Ended March 31, 2014

(1) Organization

Bishop, Rosen & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and National Futures Association ("NFA").

The Company is primarily engaged in a single line of business as a securities broker and dealer which is comprised of several classes of service, such as principal transactions, agency transactions and underwriting. The principal market for the Company's service is in the United States.

All customer accounts are cleared through and carried with National Financial Services on a fully disclosed basis.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers highly liquid financial instruments with maturities of three months or less at the balance sheet date to be cash equivalents.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits of $250,000.

The Company maintains a cash account required by the brokerage clearing company utilized by the Company. This amount is classified as restricted cash – clearing account, on the accompanying financial statements.

(b) Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at market or fair value, or at amounts which approximate current fair value due to their short-term nature.

Effective June 1, 2008, the Company adopted the guidance for assets and liabilities measured at fair value on a recurring basis. The guidance establishes a common definition for fair value to be applied to existing generally accepted accounting principles that require the use of fair value measurements, establishes a framework for measuring fair value and expands disclosure about such fair value measurements.

The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, the guidance requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized below:

Level 1: Observable inputs such as quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs for which there is little or no market data, which require the use of the reporting entity's own assumptions.

The fair values of financial assets of the Company were determined using the following categories at March 31, 2014:

	Quoted prices in active markets (Level 1)	Value at March 31, 2014
Investments	$ 1,446,776	$ 1,446,776
Cash Equivalents	29,727	29,727
Total	$ 1,476,503	$ 1,476,503

Cash and cash equivalents of approximately $629,796 include money market securities of $29,727 that are considered to be highly liquid and easily tradable as of March 31, 2014. These securities are valued using inputs observable in active markets for identical securities and are therefore classified as Level 1 within our fair value hierarchy.

(d) Revenue Recognition

The Company earns revenue (commissions) from brokerage activities, which are reported from National Financial Services, and recognized on the day of trade – trade date basis. Syndicate fees for underwriting and placement services are recognized when the deal is completed and the income is reasonably determinable.

(e) Marketable Securities

The Company classifies its existing marketable equity securities as Trading Securities in accordance with the guidance for "Accounting for Certain Investments in Debt and Equity Securities." These securities are carried at fair market value. Realized gains or losses are recognized in the statement of operations when securities are sold. Gains or losses on securities sold are based on the specific identification method. Unrealized gains or losses are recognized in the statement of operations on a monthly basis based on changes in the fair value of the security as quoted on national or inter-dealer stock exchanges.

(f) Depreciation and Amortization

Office furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation. Office furniture and equipment are depreciated using either an accelerated or straight- line method, where applicable, over their estimated useful lives. Leasehold improvements are amortized over the lesser of the life of the lease or estimated useful life per management.

Bishop, Rosen & Co., Inc.
Notes to Financial Statements
Year Ended March 31, 2014

(3) Marketable Securities

Marketable securities, as shown in the accompanying statement of financial condition, consist primarily of trading securities such as publicly traded common stock and trading options. Their cost and estimated fair and market value at March 31, 2014 are as follows:

	Cost	Unrealized Loss	Fair Value
Common Stock	$ 1,507,046	$ (99,769)	$ 1,407,276
Options	24,600	14,900	39,500
Total	$ 1,531,646	$ (84,869)	$ 1,446,776

(4) Property and Equipment

Property and equipment consists of the following at March 31, 2014:

	Life	
Furniture	7 years	$ 150,618
Equipment	5 years	626,472
Leasehold improvements	10 years	769,404
		1,546,494
Accumulated depreciation		(1,492,857)
Property and equipment, net		$ 53,637

Depreciation and amortization expense for the year ended March 31, 2014 was $20,940.

(5) Loans Payable

As of March 31, 2014 the Company had an unsecured loan payable outstanding with a current employee. The balance of $49,997 is due on demand and is a non interest bearing loan.

(6) Income Taxes

Effective April 1, 2014, the Company filed an election for S corporation status and converted from a C to S corporation pursuant to Chapter 1 of the Internal Revenue Code. As an S corporation, the Company is treated, for federal tax purposes, as a pass-through entity.

The years open for IRS examination for the Company are the periods ending March 31, 2011 – March 31, 2013 and March 31, 2014 which has not been filed as of the date these financial statement were issued.

Bishop, Rosen & Co., Inc.
Notes to Financial Statements
Year Ended March 31, 2014

(7) Commitments and Contingencies

(a) In the normal course of business, the Company enters into underwriting agreements, letters of intent to underwrite. The Company does not anticipate any material adverse effect on its financial position resulting from these commitments, contingent liabilities and guarantees.

(b) During the year ended March 31, 2011, a client commenced a FINRA arbitration against Bishop, Rosen & Co., Inc. Claimant asserts claims for unsuitability, churning, fraud, misrepresentation, unauthorized trading, violations of securities law, self-regulatory organization rules, and the New Jersey Securities Act, negligence, breach of contract, Respondent Superior, control person liability, aiding and abetting and failure to supervise. The statement of claim seeks compensatory damages of approximately $110,000, market adjusted damages in an unspecified amount, punitive damages, pre-judgment and post-judgment and post-judgment interest, and attorney fees and costs. The Company has filed an answer denying the material allegations of the Statement of Claims and asserting various affirmative defenses that could result in complete defenses to the claims asserted. The parties were unable to consensually resolve this matter, and arbitration before a FINRA panel commenced in November 2013. On April 24, 2014, the Arbitration Panel issued a decision that denied the client's claims in their entirety.

(c) The Company leases office space in New York City, Boston and Florida. Rent expense totaled $482,225 for the year ended March 31, 2014.

Future minimum annual payments under all lease agreements are as follows:

For the years ended March 31,

2015	$	531,399
2016	$	265,698
2017	$	-0-

(8) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital rule (SEC rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2014, the Company had net capital of $1,130,114 which was $1,030,114 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 1.12 to 1.

(9) Subsequent Events

The preferred stock of the Company totaling 180,000 shares will be repurchased on April 30, 2014 at the $1.00 par value. The effective date of the sale is April 1, 2014.

The Company has evaluated all other subsequent events from the balance sheet date through May 27, 2014. There have been no material subsequent events which require recognition or disclosure.

Supplemental Information

Schedule 1

Bishop, Rosen & Co., Inc.

Computation of Net Capital
Under Rule 15c3-l of the
Securities and Exchange Commission

March 31, 2014

Total stockholders' equity qualified for net capital	$ 1,605,844
Deductions and/or charges:	
Non-allowable assets:	
Property and equipment, net of accumulated depreciation	53,637
Prepaid expenses and other assets	203,459
	257,096
Haircuts and Undue Concentration on Securities	
Trading and Investment Securities	
Other securities	216,920
Undue concentration	1,714
	218,634
Net capital	$ 1,130,114
Computation of Basic Net Capital Requirement:	
Minimum net capital required, 6 2/3% of total aggregate indebtedness	$ 84,512
Minimum dollar net capital requirement of broker and dealer	$ 100,000
Net capital requirement (greater of above)	$ 100,000
Excess net capital	$ 1,030,114
Computation of Ratio of Aggregate Indebtedness to Net Capital:	
Total aggregate indebtedness	$ 1,267,678
Ratio of aggregate indebtedness to net capital	1.12 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

No material differences exist between the net capital computation above and the computation included in the amended FOCUS Form X-17a-5 Part IIA, as filed by the Company on May 20, 2014.

Bishop, Rosen & Co., Inc.
March 31, 2014

Statement of Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i) of the Rule.

Bishop Rosen & Co., Inc. is claiming exemption due to the fact that all customer transactions are cleared through National Financial Services on a fully disclosed basis.

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

RBSM LLP
Accountants & Advisors

805 Third Avenue
9th Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

Independent Auditors' Report on Internal Control Pursuant to SEC Rule 17a-5 for a Broker-Dealer Claiming Exemption From SEC Rule 15c3-3

The Board of Directors and Stockholders
Bishop, Rosen & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Bishop, Rosen & Co., Inc. (the "Company") for the year ended March 31, 2014, we considered its internal control, including control activities for safeguarding securities, in order to determine our audit procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission (the "SEC") and the Commodity Futures Trading Commission Regulation 1.16, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(ll) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

In addition, as required by Regulation 1.16 under the Commodity Exchange Act (CEAct), we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by the Company that we have considered relevant to the following objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC and the Commodity Futures Trading Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the CEAct and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 27, 2014 to meet the SEC's objectives.

The report is intended solely for the use of the Board of Directors, management, the SEC, and or Regulation 1.16 under the CEAct in their regulation, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties.

RBSM LLP

New York, NY
May 27, 2014

RBSM LLP
Accountants & Advisors

805 Third Avenue
9th Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors and Stockholders
Bishop, Rosen & Co., Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2014, which were agreed to by Bishop, Rosen & Co., Inc. ("The Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and Commodity Futures Trading Commission (CFTC), solely to assist you and the other specified parties in evaluating The Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC 7). The Company's management is responsible for compliance with those requirements. This agreed–upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2014 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RBSM LLP

New York, NY
May 27, 2014